SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

New oil discovery in ultra-deep waters in Sergipe-Alagoas Basin

Rio de Janeiro, August 24, 2012 – Petróleo Brasileiro S.A. - Petrobras announces that it has confirmed the presence of good quality oil and gas in the BM-SEAL-10 block, in ultra-deep waters in Sergipe-Alagoas Basin. This block is part of the SEAL-M-499 concession, fully operated (100%) by Petrobras.

The discovery occurred during the drilling of 1-BRSA-1088-SES (1-SES-168) well, commonly known as Moita Bonita and located in a water depth of 2,775 m.

Located 85 km off the coast of the city of Aracaju, the well is 35 km southwest of Barra accumulation, where the 1-SES-158 well was drilled, which revealed the first meaningful gas discovery in ultra deep waters in the Sergipe-Alagoas Basin. Also in this Basin, Petrobras announced, on August 22, the completion of the drilling of the extension exploratory well of Barra, the 3-SES-165 (Barra 1), which also holds oil and is located 30 km off the Moita Bonita well.

The Moita Bonita discovery was verified by signs of oil identified during the well drilling, by means of the log analysis and by fluid samples recovered by cable testing.

From the 5,070 m depth it was verified a hydrocarbon column of 300 m, 52 m from which are formed by porous sandstones that carry light oil, gas and condensate.

The Company shall continue to perform studies in the area, which includes the analysis of data from rocks and fluid obtained from this well, with the purpose of submitting the Appraisal Plan (PAD) to the National Petroleum, Natural Gas and Biofuels Agency (ANP).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.